                                                                   EXHIBIT D-2.2

                                 PENNSYLVANIA
                    PENNSYLVANIA PUBLIC UTILITY COMMISSION
                           Harrisburg, PA 17105-3265

                                               Public Meeting held June 22, 2000

Commissioners Present:

     John Quain, Chairman

     Robert K. Bloom, Vice Chairman
     Nora Mead Brownell, Statement attached
     Aaron Wilson, Jr.
     Terrance J. Fitzpatrick


Application of PECO Energy Company                               A-00110550F0147
Pursuant to Chapters 11, 19, 21, 22 and 28 of the Public Utility Code for Approval of (1) a
Plan of Corporate Restructuring, Including the Creation of a Holding Company and
(2) the Merger of the Newly Formed Holding
Company and Unicom Corporation

                               OPINION AND ORDER

BY THE COMMISSION:

          Before the Commission for consideration and disposition are the Exceptions of PPL Electric Utilities Corporation (PPL) taken to the Recommended Decision of Administrative Law Judge (ALJ) Charles E. Rainey, Jr., issued on June 1, 2000, relative to the above-captioned proceeding.

                        Brief History of the Proceeding
                        -------------------------------

On November 22, 1999, PECO Energy Company (PECO) filed with the Pennsylvania Public Utility Commission (Commission) the "Application of PECO Energy Company, Pursuant to Chapters 11, 19, 21, 22 and 28 of the Public Utility

Code, for Approval of (1) a plan of Corporate Restructuring, Including the Creation of a Holding Company, and (2) the Merger of the Newly Formed Holding Company and Unicom Corporation" (Application). The transactions contemplated by the Application include: (1) the creation of NEWHOLDCO Corporation (NewCo.) as a wholly-owned subsidiary of PECO;/1/ (2) the exchange of PECO common stock for NewCo. common stock, such that, after the share exchange, NewCo. will be the parent of PECO; (3) PECO's transfer of its generating assets and wholesale power contracts to a newly-formed generation subsidiary (GenCo.) and its transfer of certain other assets and a common facilities of NewCo. to a newly-formed service company (ServeCo.) and to newly-formed, non-utility business subsidiary (VenturesCo.); (4) PECO's distribution to NewCo. of its shares in GenCo., ServeCo. and VenturesCo., thereby making those companies direct subsidiaries of NewCo.; and (5) concurrent with the consummation of the restructuring, and pursuant to the terms of their Agreement and Plan of Exchange and Merger, the merger of NewCo. and Unicom Corporation (Unicom).

          In order to effectuate the requested transactions, PECO requested that the Commission grant the following approvals: (1) the issuance of Certificates of Public Convenience under Section 1.102 of the Public Utility Code (Code) (66 Pa. C.S. (S) 1102); (2) the registration of Securities Certificates under
Section 1901 of the Code (66 Pa. C.S. (S) 1901), if required; (3) the approval of contracts with affiliated interests under Section 2102(b) of the Code (66 Pa. C.S. (S)2102(b)); (4)

_____________________
     /1/ Subsequent to the filing of the Application, PECO announced that NEWHOLDCO Corporation would be renamed Exelon Corporation.

                                       2
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the rendering of the findings described in Sections 2210/2/ and 2811(e)/3/ of the Code (66 Pa. C.S. (S)(S)2210 and 2811(e)); and (5) making the findings required by Sections 32(c) and 32(k) of the Public Utility Holding Company Act (15 U.S.C. (S)793-5a(c) and (k)) for PECO to seek from the Federal Energy Regulatory Commission (FERC) Exempt Wholesale Generator (EWG) status and approval to purchase electric power from an affiliate at market-based rates.

          On December 4, 1999, the Commission caused a notice of the filing of PECO's Application to be published in the Pennsylvania Bulletin (29 Pa. B.
6208). The notice provided that protests or petitions to intervene were to be filed with the Commission on or before December 20, 1999.

          The proceeding was assigned to ALJ Rainey who granted the following Parties the right to participate in the proceeding as formal Parties: the Office of Consumer Advocate (OCA); Mid-Atlantic Power Supply Association (MAPSA); the Office of Small Business Advocate (OSBA); Eric Epstein; National

___________________
     /2/ Section 2210 of the Code (66 Pa. C.S. (S)2210), requires the Commission, when exercising its authority to approve mergers involving natural gas distribution companies to consider: (1) whether the proposed merger "is likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which will prevent retail gas customers from obtaining benefits of a properly functioning and effectively competitive retail natural gas market"; and (2) the effect of the proposed merger "on the employees of the natural gas distribution company and on any authorized collective bargaining agent representing those employees."

     /3/ Section 2811(e) of the Public Utility Code (66 Pa. C.S. (S)2811(e)), requires the Commission, in the exercise of its authority to approve mergers involving electric utilities, to consider "whether the proposed merger. . . is likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which will prevent retail electricity customers in this

                                       3
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Railroad Passenger Corporation (Amtrak); PPL; Conectiv Energy (Conectiv); Shell
Energy Services, Inc (Shell); Senator Vincent J. Fumo; Consumers Education and Protective Association, Association of Community Organizations for Reform Now, Action Alliance of Senior Citizens, and Tenants' Action Group (CEPA, et al.); Enron Energy Services (Enron); Councilman David Cohen; Gregory J. Pastore; East Brandywine Township; Allegheny Power and Allegheny Energy Supply Company, LLC (Allegheny); Citizens for Pennsylvania's Future (PennFuture, et al.); Patricia McNamara; the Office of Trial Staff (OTS); Philadelphia Area Industrial Energy Users Group (PAIEUG); and Industrial Energy Consumers of Pennsylvania (IECPA). The ALJ also granted the late-filed Petitions to Intervene filed by New Energy East, LLC (NewEnergy) and the City of Philadelphia (City).

          On January 21, 2000, PECO filed with the Commission a Petition requesting that the Commission exercise its authority under Section 335(a) of the Public Utility Code (66 Pa. C.S. (S)335(a)), to dispense with an Initial Decision in this proceeding and have the record certified directly to the Commission for a final decision (Petition for Certification of the Record). At the Public Meeting of March 2, 2000, we denied PECO's Petition for Certification of the Record.

          On March 23, 2000, PECO filed with the Commission on behalf of itself and a number of other Parties to this proceeding, a Joint Petition for Settlement (Settlement Petition). Signatories to the Settlement Petition include:

________________________________________________________________________________
Commonwealth from obtaining the benefits of a properly functioning and workable competitive retail electricity market."

                                       4
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PECO; PennFuture, et al.; Senator Vincent J. Fumo; Eric Epstein; PAIEUG; Enron;
the OCA; Conectiv; Clean Air Council, et al.; Amtrak, CEPA; Patricia McNamara; MAPSA; IECPA; the OTS; the OSBA; NewEnergy; and the City of Philadelphia (collectively, Signatories). Statements or letters in support of the Settlement Petition were filed by the City of Philadelphia; MAPSA; Amtrak; Clean Air Council, et al.; PAIEUG; IECPA; CEPA, et al.; the OCA, Eric Epstein; PECO; the OSBA; PennFuture; and the OTS.

          The following Parties submitted letters or have otherwise indicated that they either do not oppose the Settlement Petition or that they will take no position in regard thereto: Allegheny; Greg Pastore; and Shell.

          On April 3, 2000, PECO filed a separate agreement dated March 30, 2000, between itself and East Brandywine Township and Wallace Township. (Township Settlement).

          Councilman Cohen and PPL opposed the Settlement Petition.

          In the Settlement Petition, the Signatories requested a modification of the procedural schedule. The Signatories crafted and recommended that a specific modified schedule be followed. The ALJ rejected the Signatories' proposed modified schedule and established a revised procedural schedule which included seven (7) Public Input Hearings. The revised schedule also provided the Parties an opportunity to file Objections or Comments to the Settlement Petition or replies to the Objections or Comments memorialized in the ALJ's Order Revising Procedural Schedule dated March 28, 2000.

                                       5
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          PPL filed Objections to the Settlement Petition on April 12, 2000. PPL
also requested that evidentiary hearings be held in regard to the Settlement Petition. Philadelphia City Councilman David Cohen filed Comments and Objections to the Settlement Petition on April 12, 2000. Councilman Cohen also requested that evidentiary hearings be held in regard to the Settlement Petition.

          The following Parties filed Replies to the Comments and/or Objections of PPL and/or Councilman Cohen: the OCA; the OSBA; the OTS; PAIEUG; IECPA; Clean Air Council, et al.; and Amtrak.

          The following parties filed Replies and testimony: PECO; PennFuture, et al.; Eric Epstein; and CEPA, et al./4/

          The following parties filed testimony in lieu of Replies: the City; Senator Vincent Fumo; and East Brandywine Township.

          An evidentiary hearing was held on May 10, 2000, before ALJ Rainey. The following parties appeared: PECO; the OTS; the OCA; Eric Epstein; PAIEUG; IECPA; the City; CEPA, et al.; the OSBA; PPL; Amtrak; Allegheny; MAP SA; Clean Air Council, et al.; PennFuture, et al.; and Councilman Cohen,

          Initial briefs were filed by: PECO; the OCA; Amtrak; Clean Air Council, et al.; CEPA, et al.; Epstein; the OTS; PAIEUG; the City; the OSBA; PennFuture, et al.; Councilman Cohen; and PPL.

______________________
     /4/ CEPA, et al. and Senator Vincent Fumo jointly sponsored testimony.

                                       6
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          Reply briefs were filed by: PECO; the OCA; the OTS; the OSBA; Epstein;
PennFuture, et al.; PAIEUG; Amtrak; Clean Air Council, et al.; Councilman Cohen; and PPL. CEPA, et al. filed a letter in support of the OCA's reply brief.

          In his Recommended Decision issued on June 1, 2000, ALJ Rainey recommended approval of the Settlement Petition and the PECO/Township Settlement. On June 9, 2000, PPL filed Exceptions to the ALJ's recommendations. PECO, the OCA, the OTS, Clean Air Council, et al., PennFuture, et al., the OSBA, PAIEUG, and Amtrak filed Reply Exceptions.

I.   DESCRIPTION AND TERMS OF JOINT PETITION FOR SETTLEMENT
     ------------------------------------------------------

          The Settlement Petition consists of:

          (1) Volume I (the terms and conditions of settlement) and Volume II (appendices to the Settlement Petition).

          (2) The written statements of the following Parties in support of the Settlement Petition: PECO; PennFuture, et al.; the OTS; the OSBA; Epstein; OCA; PAIEUG; Clean Air Council, et al.; IECPA; MAPSA; Amtrak; CEPA, et al.; and the City.

          (3) PECO's letter dated April 27, 2000, addressed to and filed with the Commission's Secretary in which it outlined additional commitments it made to the City. Attached to that letter is a copy of a letter dated April 11, 2000, from PECO to the City's Mayor in which PECO confirms its further commitments to maintaining its corporate headquarters for its distribution business in Philadelphia and maintaining its employees in Philadelphia.

          (4) PECO's settlement agreement with Wallace Township and East Brandywine Township dated March 30, 2000. This document, which is styled as a "Joint Petition Regarding Issues Raised By Wallace Township and East Brandywine Township," was filed with the Commission on April 3, 2000.

A.   Major Terms and Conditions
     --------------------------

          The Settlement Petition contains numerous terms and conditions. The detailed terms and conditions governing the settlement may be found in the Settlement Petition, which is appended to this Opinion and Order. Below are the major terms and conditions contained in the Settlement Petition.

          1.   Rate Reductions
               ---------------

          Over the four-year period beginning January 1, 2002 and ending December 31, 2005, PECO will reduce its retail electric distribution rates by a total of $200 million. PECO will reduce its retail electric rates by $60 million in each of the first two years, and by $40 million in each of the last two years.

          2.   Extension of Rate Cap
               ---------------------

          PECO will extend for an additional 18 months or until December 31, 2006, the rate cap on its retail transmission and distribution charges. The rate cap was otherwise scheduled to expire on June 30, 2005, pursuant to the Commission-approved settlement reached in regard to PECO's Electric Restructuring Application at docket number R-00973953.

          3.   Recovery of Nuclear Costs
               -------------------------

          PECO will not seek to recover through Pennsylvania retail electric distribution rates, the costs associated with the ownership and operation of any nuclear generating plants which PECO did not hold on December 31, 1999.

          4.   Reliability and Customer Service
               --------------------------------

          PECO commits to a Quality of Service Plan (Service Plan) designed to provide higher levels of reliability and customer service in PECO's service territory. Over the period from 2001 through 2005, PECO commits to provide service, which is more reliable, and of a higher quality, as measured against historical data; and/or PECO, Commission and industry standards. PECO will provide to the Commission and other interested parties, a report each year on its performance in achieving the targets for higher levels of service.

                                       8
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          5.   Universal Service
               -----------------

          PECO agrees to provide $1.3 million per year for 2001 and 2002 to the county fuel fund agencies in each county in PECO's electric service territory that currently administers fuel grants./5/ PECO also agrees to increase the level of participation in its CAP Rate Program (for payment troubled, low income customers) from 100,000 to 125,000 customers.

          6.   Environmental Provisions
               ------------------------

          PECO agrees to contribute millions of dollars to fund various programs and projects designed to foster and develop wind and solar generation.

          7.   Promoting Competition
               ---------------------

          PECO agrees to take the following steps to promote competition:

               (a)  Release of Customer Historical Billing Data
                    -------------------------------------------

               PECO will provide to both licensed EGSs and licensed natural gas suppliers (NGSs) serving PECO customers, via posting on the success website, when customers have authorized release of their information, 12 individual months of historical monthly electric usage and billed demand and/or gas billing data, as applicable, and as provided to PECO customers.

               (b)  Individual Customer Inquiries
                    -----------------------------

               PECO shall make all reasonable efforts to respond within 4 business days to customer -- authorized EGS or NGS requests for individual 12 month historical customer usage and measured and billed demand information as historically provided to customers.

______________________
     /5/ The county fuel agencies are: Project Heat, c/o Bucks County Opportunity Council, Inc.; Chester County Cares, c/o Community Service Council of Chester County; Delco Shares Its Warmth, c/o Community Action Agency; Project Reach, c/o Montgomery County Community Action Development Commission; Utility Emergency Services Fund (Philadelphia County); MasonDixon Cares, c/o MasonDixon Community Services (York County).

                                       9
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               (c)  Advance Notice of Process Changes
                    ---------------------------------

               PECO agrees to provide EGSs 30 days advance notice of all discretionary, natural Electric Choice process changes, such as, for example, load forecasting and reconciliation, and a reasonable opportunity for comment prior to making such changes.

               (d)  Customer Load Profile Revision
                    ------------------------------

               PECO agrees to revise a customer's load profile if an EGS demonstrates to PECO that the customer has experienced significant over or under deliveries relative to their existing load profile for a period of six continuous months.

               (e)  Dispute Resolution
                    ------------------

               PECO agrees to apply and adhere to the Abbreviated Dispute Resolution Process to resolve disputes involving alleged violations of the Retail Access Code of Conduct, the GenCo Code of Conduct, alleged violations of its Electric Generation Supplier Coordination Tariff or a dispute allegedly affecting or threatening the ability of an entity to provide electric generation or related services to a customer or customers.

               (f)  Provider of Last Resort (PLR) Marketing
                    ---------------------------------------
               Until January 1, 2004, PECO agrees not to market, advertise and promote its PLR service.

               (g)  Competitive Default Service
                    ---------------------------

               PECO agrees to certain revisions to its currently existing Competitive Default Service auction process in order to foster electric competition.

          8.   PECO's Corporate Headquarters
               -----------------------------

          PECO will maintain the corporate headquarters for its distribution business in Philadelphia through at least January 1, 2008.

          9.   Employment and Staffing Levels
               ------------------------------

          PECO will maintain employment at 2301 Market Street at no less than the following levels:

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               1325 through December 31, 2001
               1300 through December 31, 2002
               1275 through January 1, 2004
               1100 through January 1, 2008.

          10.  Charitable Contributions
               ------------------------

          PECO agrees to maintain at least current levels of charitable and civic giving and economic and community development contributions in Pennsylvania through 2003.

          11.  Agreement between PECO and Wallace Township and East Brandywine
               ---------------------------------------------------------------
               Township
               --------

          PECO and the townships of Wallace and East Brandywine reached an agreement in a jointly signed document styled as "Joint Petition Regarding Issues Raised by Wallace Township and East Brandywine Township" (Township Agreement).

          The Township Agreement provides that the parties will develop a mutually acceptable plan to improve reliability in the Townships (Reliability Enhancement Plan/6/). The Township Agreement also provides that the parties will submit the final plan to the Commission by way of Petition or Complaint; request that the Commission open a new docket regarding to the matter; and request that the Commission take jurisdiction over and approve the Township Agreement as an enforceable commitment.

II.  RECOMMENDED DECISION

          Based on his evaluation of the record as developed through public input testimony, expert witness testimony, Party-stipulated exhibits and other documents admitted into the record, the ALJ determined that the Settlement Petition and Township Settlement were in the public interest and should be approved. The ALJ concluded that the Settlement Petitioners demonstrated that, based on the Settlement Petition, the proposed merger of PECO and Unicom


________________________
     /6/ The Township Agreement states that PECO has already submitted to the Townships a proposed Reliability Enhancement Plan which includes twenty-three
(23) technical elements to improve reliability in the Townships. PECO's proposed

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would affirmatively promote the service, accommodation, convenience, or safety of the public in a substantial way. (R.D., p. 54). The ALJ also concluded that the proposed merger of PECO and Unicom is not likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which would prevent retail electricity customers in Pennsylvania from obtaining the benefits of a properly-functioning and workable electricity market.

The ALJ further recommended that the Commission issue a Certificate of Public Convenience to PECO and grant it the right to consummate the transactions in connection with PECO's formation of a holding company structure, PECO's corporate restructuring, and the merger of the new holding company (NewCo.) and Unicom Corporation, including, without limitation: (1) the share exchange between PECO and its proposed holding company (NewCo.) and any associated changes in control; and (2) the transfer of used and useful utility property from PECO to NewCo. and to any existing or newly-created corporate affiliates, including GenCo. recognizing PECO's transfer of generation assets, liabilities and power contracts was approved by the Commission by Order entered May 14, 1998, at Docket No. R-00973953.

III. LEGAL STANDARD OF REVIEW
     ------------------------

          Case law as well as statutory requirements govern our review of a proposed merger. In Pennsylvania, an applicant seeking a certificate of public convenience to effect a proposed merger must demonstrate "that the merger will


______________________
Reliability Enhancement Plan is appended to the Township Agreement as Attachment "A."

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affirmatively promote the `service, accommodation, convenience or safety of the public' in some substantial way." (City of York v. Pa, P.U.C., 449 Pa. 136, 295 A.2d 825, 828 (1972)).

          Additionally, pursuant to Section 2811 of the Electricity Generation Customer Choice and Competition Act, 66 Pa. C.S. (S)2811(e), we are required to address whether a proposed merger involving electric utilities is likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which will prevent retail electricity customers from obtaining the benefits of a properly-functioning and workable competitive electricity market,

          Likewise, under the Natural Gas Choice and Competition Act, we must consider whether a proposed merger involving natural gas distribution companies "is likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which will prevent retail gas customers from obtaining the benefits of a properly functioning and effectively competitive retail natural gas market." (66 Pa. C.S. (S)2210). We must also consider the impact of the proposed merger "on the employees of the natural gas distribution company and on any authorized collective bargaining agent representing those employees." (66 Pa. C.S. (S)2210).

IV.  DISPOSITION OF PPL EXCEPTIONS
     -----------------------------

          Initially, we are reminded that we are not required to consider expressly or at great length each and every contention raised by a party to our proceedings. University of Pennsylvania v. Pennsylvania Public Utility

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Commission, 86 Pa. 410, 485 A.2d 1217, 1222 (Pa. Cmwlth. 1984). Any Exception or
argument, which is not specifically addressed herein, shall be deemed to have been duly considered and denied without further discussion.

A.  Clarification of the Evidentiary or Precedential Value of the Joint Petition

          In its Introduction and Summary of Argument, PPL acknowledges that the Settlement Petition, on its face, provides that it may not be cited as legal precedent in a subsequent proceeding. However, PPL asserts that the OCA and the Commission's OTS have "indicated an intention to use provisions of the Settlement Petition as evidence in future proceedings." (PPL Exc., p. 1).

          Thus, PPL states that the Recommended Decision failed to address the distinction between the use of the settlement as "binding precedent" and its admissibility as evidence in future proceedings. Consequently, PPL's Exceptions Nos. 1-4 detail its position regarding the necessity for clarification./7/

          PPL contends that it is erroneous to assume that it was seeking to restrict what may be proposed in settlement discussions. However, PPL maintains that: (1) the provisions of the Settlement Petition were crafted to the unique circumstances of PECO and can be neither relevant nor material evidence that

______________________
     /7/ PPL proposes that the following provision be included:

     The fact that a provision is included in the Joint Petition shall not constitute or be cited as relevant or material evidence in support of the adoption of such provision in any other proceeding, including, but not limited to, a proceeding to reopen or modify another Pennsylvania public utility's settlement of its retail restructuring proceeding under the Electricity Generation Customer Choice and Competition Act, 66 Pa. C.S. (S)2801, et seq.

similar relief is appropriate or warranted in proceedings involving other Pennsylvania public utilities; and (2) the Recommended Decision ignored testimony that excluding evidence of settlement provisions in subsequent proceedings involving other public utilities will enhance, not detract from, the Commission's policy of encouraging settlements. The specific Exceptions are addressed, below.

     (1) The Recommended Decision Failed to Clarify that the Settlement Petition May Not Be Used as Evidence to Support Relief Against Another Pennsylvania Electric Utility.

          Notwithstanding the express terms of the Settlement Petition, which terms provide that the settlement constitutes a negotiated resolution of issues and shall not constitute or be cited as controlling precedent in any other proceeding, PPL seeks a modification of the Settlement Petition. PPL seeks to clarify that the increased use of the settlement process to resolve complex Commission proceedings does not justify the use of settlements as evidence supporting relief against other Pennsylvania utilities in subsequent proceedings. (PPL Exc., p. 4). PPL is concerned that, absent the modification, it, along with other Pennsylvania public utilities, "can expect to see the Settlement Petition cited as evidence in support of relief sought against them.
 . . ." (PPL Exc., p. 5).

          PPL goes on to recite its observations that settlements have become the predominant means by which major cases before the Commission are resolved. It fully supports the Commission's policy of encouraging settlements of contested cases -- particularly large, complex proceedings. However, PPL fears that:

          "[o]nce a favored settlement provision is secured from a utility anxious to avoid a contested proceeding, interest groups seek to characterize that settlement provision as the "model" which all other utilities must follow. All too often, utilities that did not actively participate in the settled proceedings find themselves forced to defend against provisions proffered only upon the basis that they already were agreed to or implemented by another utility." (PPL Exc., p. 5).

          PPL argues that in light of the existing confusion and conflict between the Parties concerning the "breadth of support" for the Settlement, the Commission needs to clarify that these Parties cannot cite the said provisions as evidence to support relief in a future proceeding. (PPL Exc., pp. 7-8).

     (2) The Recommended Decision Disregarded 66 Pa. C.S. (S)332(b) in Failing to Find that the Settlement Petition Addresses Concerns That Are Unique to PECO and Are Neither Material Nor Relevant to the Activities of Other Public Utilities

          PPL cites Section 332(b) of the Public Utility Code, 66 Pa. C.S.
(S)332(b), to support preventing the Joint Petitioners from using the Settlement concessions of PECO in this proceeding to "create their own evidence in support of imposing similar relief on PPL or other Pennsylvania public utilities in other proceedings." PPL, in an astonishing display of alarm, states "[u]nless that ruling is made, the adoption of Settlement provisions in this proceeding would become "substantial evidence" in the next." (PPL Exc., p. 8). It further provides that such a ruling is necessary because the OCA and other Joint Petitioners will cite to this Settlement as evidence against another public utility, even if they cannot cite this case as "controlling precedent." (PPL Exc., p. 9, citing Settlement Petition, p. 41).

          PPL does attempt to distinguish its position relative to the due process rights of potential proponents of the terms of the settlement as admissible evidence. PPL notes that the Parties to the settlement would be free to ask for relief contained in the Settlement Petition, but that they would be required to justify that relief on its merits. (PPL Exc., p. 9).

     (3) The Evidence Submitted in Support of the Settlement Petition Demonstrates that the Settlement is Relevant Only to PECO and its Merger with Unicom.

          PPL relies upon the evidentiary hearings conducted on the Settlement to argue that the hearings and the rest of the record demonstrate that the provisions of the Settlement Petition are unique to PECO and should not be considered relevant or material to any issue in any proceeding involving another Pennsylvania public utility solely on the basis that they were approved here. (PPL Exc., p. 12). PPL details certain of the specific provisions of the settlement regarding: (1) Rate and Reliability provisions; (2) Nuclear provisions; (3) Environmental provisions; (4) Electric Generation Supplier Benefits; and (5) Large Customer Agreements, to conclude that the testimony supporting the negotiated resolution of these specific issues should be declared, in advance of any future proceeding, to be irrelevant and immaterial.

     (4) The Recommended Decision is Contrary to the Unrebutted Testimony that Excluding Evidentiary Use of Settlements in Subsequent Proceedings Involving Other Public Utilities Will Make Settlements More, Rather than Less, Likely

          PPL offered testimony supporting its view that reasons exist for the Commission to articulate a "clear" policy that the specific terms of a settlement agreement will not be admitted as evidence in any subsequent proceeding on the sole basis of prior approval of those terms in another settlement. (PPL Exc., p. 22).

          PPL proffers that its position will not interfere with the Commission's policy of promoting settlements. Rather, it relies on its witness Gioia for the proposition that the failure to limit the evidentiary use of settlements could actually make it more difficult to achieve settlements in the future. (PPL Exc., p. 23). PPL cites Pennsylvania and Federal Rules of Evidence which prohibit a party's compromise or offer of settlement to be used to establish liability. PPL would extend the rationale of these rules of civil practice to the situation which it feels obtains at present. PPL concludes this argument by stating "[i]f parties perceive that the terms of a previous settlement which they consider inappropriate will be given evidentiary weight just because another utility agreed to those terms, they may be discouraged from proceeding with a proposed transaction even though that transaction, under its specific terms, would be in the public interest." (PPL Exc., p. 26).

     (5) The Recommended Decision Erroneously Assumed that PPL Utilities Was Seeking to Prevent Parties from Using the Settlement Petition in Future Settlement Discussions

          Finally, PPL cites the pertinent portion of the Recommended Decision (R.D., p. 33), and complains that it did not ask that the Commission restrict what parties to a settlement conference may propose. PPL clarifies that the policy it seeks to preserve is directed toward evidence submitted in Commission proceedings. (PPL Exc., pp. 26-27).

     Disposition
     -----------

          Virtually all Parties to this proceeding filed Replies to the Exceptions of PPL taking issue with the relief sought. We generally agree with the observations of the parties that the relief sought by PPL currently exists by virtue of Commission administrative precedent, Commission administrative practice and procedure, and the express terms of the Settlement itself.

          PECO, among others, correctly notes that Section 72 of the instant Settlement provides protection to PPL against the terms arid conditions being used or cited as precedent in a future proceeding. Also, PECO cites Pa. PUC v. The Bell Telephone Co. of Pa., 1988 Pa. PUC LEXIS 571 (November 10, 1988) and Application of West Penn Power Co. for Approval of Its Restructuring Plan Under
Section 2806 of the Public Utility Code, Docket No. R-00973981 (Order entered March 13, 1998), as cases standing for the proposition that the Commission has rejected the position offered by a witness in a proceeding on the grounds that the support of his position was based on the mere settlement in another utility's case. Thus, Commission precedent clearly indicates that PPL would have the protection to exclude the use of a negotiated provision being offered as the sole evidentiary basis against it in any event. (PECO R. Exc., p. 3). We do not have before us, nor has PPL cited, a Commission decision where a party was able to introduce as admissible evidence a term agreed to by a signatory to a settlement merely on that basis. This Commission would distinguish those determinations which involve questions of policy. These questions do not necessarily turn on contested facts and are to be distinguished. See Diamond Energy, Inc. v. Pa. PUC, 635 A.2d 1360 (Pa. Cmwlth. 1995).

          What PPL seeks to accomplish in the context of the instant settlement is analogous to a motion in limine. A motion in limine is a procedure for obtaining a ruling on the admissibility of evidence prior to or during trial, but before the evidence has been offered. See Commonwealth v. Johnson, 399 Pa. Superior Ct. 266, 582 A.2d 336 (1990), citing L. Packel & A.B. Poulin, Pennsylvania Evidence (S) 103.3 (1987). PECO also articulates the essence of the relief sought by PPL:

          In essence, PPL is asking this Commission for a declaratory order, regulation or policy statement that would prejudge the relevance and materiality of a settlement's terms in future proceedings before the factual scenario and substantive issues are known and before the parties in interest have had the opportunity to present their arguments. Not only is this contrary to sound administrative and evidentiary principles, but it denies due process of law to parties in future proceedings.

(PECO R. Exc., p. 4).

          The nature of the relief sought by PPL, which amounts to the exclusion of evidence in advance or an advance determination of the relevance and materiality of evidence for any purpose whatsoever, is overly broad. Also, we agree with those Parties who reply that such a determination would be violative of the due process rights of participants in a future proceeding. We find PPL's apprehension concerning the issues settled in this proceeding to have some basis, but to be inherently premature. Without a proceeding or matter before this Commission concerning PPL, we find it unwise to issue a pronouncement or foreclose participants to future proceedings involving PPL to the extent requested.

          As a general rule, each Commission proceeding must result in an adjudication on its own merits. See 52 Pa. Code (S)5.401 -- Admissibility of evidence; and 52 Pa. Code (S) 5.407 -- Records of other proceedings. We cannot, under the circumstances presented in this case, preempt the ability of parties, i.e., the OCA and the OTS to argue, as a matter of policy, that similar circumstances should be addressed in a similar manner from a policy perspective. However, concerning the admissibility of evidence, we emphasize that each utility has a right to have a record developed based upon the facts adduced and admitted in the case sub judice. Approval of the instant Settlement does not change the Commission's administrative and legal responsibilities in this regard. These adjudicatory responsibilities are consistent with and promote the policy objectives of encouraging settlements.

          On the basis of the foregoing, the Exceptions of PPL are denied.

B.  PPL's Standing to Object to Various Provisions of the Settlement Petition

          PPL contends that the ALJ improperly ruled that it lacked standing to object to various provisions of the Settlement. PPL also takes the position that the ALJ applied the wrong standard of law in reaching his conclusion that it lacked standing to challenge the Settlement. The ALJ's holding, PPL adds, is contrary to his earlier decision which granted PPL's uncontested request to participate in the proceeding as a party.

          PPL further disputes the ALJ's conclusion, arguing that it clearly demonstrated that it has a direct, immediate, and substantial interest in the outcome of this proceeding. PPL observes that a number of the Signatories have filed statements in which they indicate that they may rely on the concessions made in the instant Settlement to support a requested relief against other electric utilities.

For this reason, PPL adds, it has a substantial interest in the outcome of this proceeding since it may be placed in a position of defending itself in future proceedings. PPL maintains that the fact that it may not be subject to PECO's rate cuts or will not have to pay PECO's decommissioning costs should not have any bearing on its objections. PPL points out that no Signatory has provided assurance that it will not seek relief from PPL similar to that found in the Settlement Petition on the ground that it was previously part of an earlier agreement with PECO.

          The OTS responds that this argument is not available to PPL because the ALJ's recommendation is based on his consideration on the merits of each of PPL's other issues. The OTS notes that the ALJ did not simply dismiss PPL's other issues for lack of standing, but rather engaged in a review on the merits concerning PPL's other issues. For this reason, the OTS argues that PPL has no basis upon which to challenge the ALJ's belief that he could dismiss the other issues for lack of standing. (OTS Exc., pp. 14-15).

          The OSBA makes a similar observation in its Reply Exceptions and argues that ALJ Rainey reviewed all of PPL's objections on the merits. The OSBA further contends that the question of whether PPL does or does not have standing to raise any objections to the Joint Settlement is of no moment because PPL's objections, procedural and substantive, were reviewed and subsequently dismissed on the merits. (OSBA Exc., p. 8).

          In its Reply Exceptions, the OCA concedes that, while PPL had standing to raise issues that directly and immediately affect its interests, PPL lacked standing to challenge the merits of the substantive settlement provisions in which it did not have any direct, substantial or immediate interest. The OCA submits that the ALJ properly concluded that PPL does not have the standing to challenge the substantive provisions of the Settlement. (OCA Exc., p. 22).

Disposition

          We note at the outset that permission to intervene in a Commission proceeding does not automatically confer standing on the intervenor on any or all issues. Specifically, Section 5.75(b) of our Regulations, 52 Pa. Code
(S)5.75(b), provides that:

          Admission as an intervenor will not be construed as recognition by the Commission that the intervenor has a direct interest in the proceeding or might be aggrieved by an order of the Commission in the proceeding.

          In William Penn Parking Garage v. City of Pittsburgh (William Penn), 464 Pa. 168, 346 A.2d 269 (1975) the Pennsylvania Supreme Court delineated and defined the principles of standing which it has applied in Commission proceedings. The Court held that a party must have an interest that is substantial, direct and immediate. The Court defined the requirement of substantial, direct and immediate in the following manner:

          Thus, the requirement of a "substantial" interest simply means that the individual's interest must have substance-there must be some discernible adverse effect to some interest other than the abstract interest of all citizens in having others comply with the law.

(William Penn, p. 282).

          The requirement that an interest be "direct" simply means that the person claiming to be aggrieved must show causation of the harm to his interest by the matter of which he complains.

(William Penn, p. 282).

          The remaining requirements of the traditional formulation of the standing test are that the interest be "immediate" and "not a remote consequence of the judgment." As in the case of "substantial" and "pecuniary," these two requirements reflect a single concern. Here that concern is with the nature of the causal connection between the action complained of and the injury to the person challenging it.

(William Penn, p. 283).

          We find that the ALJ properly concluded that PPL's only actionable interest in the substantive provisions of the Settlement was its concern that it may find these provisions objectionable if applied in future proceedings. Despite concluding that he could dismiss PPL's objections on other issues for lack of standing, the ALJ categorically reviewed PPL's objections to the individual provisions of the Settlement (See pp. 31-45 of the Recommended Decision). We agree with the ALJ that PPL's only recognizable interest with respect to the Settlement is based on PPL's speculative assertion regarding the precedential value of the Settlement provisions in future proceedings.

          The ALJ properly concluded that PPL does not have a legally-recognizable interest in the rate reductions for PECO customers, the rate cap extension for PECO's customers, the decommissioning fund for PECO's nuclear plants, the universal service provisions regarding the CAP for PECO's customers, the environmental benefits provided for PECO's service territory and customers, the competitive benefits that will benefit PECO's customers, or the contact provisions with certain of PECO's customers. For example, the ALJ notes that, while PPL argued that the rate reductions and extension of the rate cap provided in the Settlement Petition were contrary to Commission policy, PPL produced no evidence to support this contention. The ALJ found, to the contrary, that the evidence presented during the proceeding showed that, as a result of the merger, PECO will achieve savings, which will enable it, financially, to reduce retail distribution rates and extend the cap on retail transmission and distribution charges. (R.D., p. 37).

          The record evidence in this proceeding clearly indicates that PPL was afforded full opportunity to be heard. In our view, the fact that the ALJ may have stated that he could dismiss PPL's objections for lack of standing is inconsequential since the ALJ reviewed and considered each of PPL's challenges on the merits. The ALJ's dismissal of PPL's objections was based on the record evidence in this proceeding. The ALJ properly held that PPL lacked standing to challenge the substantive provisions of the Settlement. (William Penn). The ALJ was also correct in finding, after a review on the merits of PPL's objections, that the challenges were without merit. We adopt the ALJ's recommendation.

                                  Conclusion
                                  ----------

          Based on our review of the record as developed in this proceeding, we conclude that the Settlement Petition is just and reasonable and will provide substantial benefits to the public. We further conclude that the ALJ's finding that the Township Agreement is just, reasonable and in the public interest. We also find that the record evidence demonstrates that the proposed merger will affirmatively promote the service, accommodation, convenience, or safety of the public in a substantial way. City of York v. Pa. P. U. C., cited supra. There is no credible record evidence that the proposed merger will result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which would prevent retail electricity customers in Pennsylvania from obtaining the benefits of a properly-functioning and workable either in the competitive electricity market, 66 Pa. C.S. (S)2811(e), or in a retail natural gas market, (66 Pa. C.S. (S)2210). As such, we approve the Settlement Petition and adopt the ALJ's recommendation in its entirety; THEREFORE,

          IT IS ORDERED:

          1. That the Exceptions of PPL Electric Utilities Corporation filed on June 9, 2000, are denied.

          2. That the Joint Petition for Settlement filed on March 23, 2000, at Docket No. A-110550F0147, is approved.

          3. That the Joint Petition Regarding Issues Raised by Wallace Township and East Brandywine Township filed on April 3, 2000, at Docket No. A-00110550F0147, is approved.

          4. That PECO Energy Company is hereby granted a Certificate of Public Convenience which shall be issued upon compliance with the conditions herein set forth, and which includes the right to consummate the transactions in connection with PECO Energy Company's formation of a holding company structure, PECO Energy Company's corporate restructuring, and the merger of the new holding company (NewCo) and Unicom Corporation, including, without limitation: (1) the share exchange between PECO Energy Company and its proposed holding company (NewCo) and any associated changes in control; and (2) the transfer of used and useful utility property from PECO Energy Company to NewCo. and to any existing or newly-created corporate affiliates, including GenCo., recognizing that PECO Energy Company's transfer of generation assets, liabilities and power contracts was previously approved by the Commission in its Order entered May 14, 1998, at Docket No. R-00973953.

          5. That the contracts between PECO Energy Company and affiliated interests, the forms of which appear as Exhibits H-1, H-2, H-3, P and Q to the Application at Docket No. A-00110550F0147, are approved.

          6. That the findings required under Section 32(c) of the Public Utility Holding Company Act, 15 U.S.C. (S)793-5a(c), for GenCo to be eligible for Exempt Wholesale Generator (EWG) status are hereby made, namely, that PECO Energy Company's transfer of generating assets, liabilities and power contracts to a newly-formed corporate affiliate GenCo.: (1) will benefit customers; (2) is in the public interest; and (3) does not violate Pennsylvania law.

          7. That the findings required under Section 32(k) of the Public Utility Holding Company Act, 15 U.S.C. (S)793-5a(k), with respect to purchases of power from GenCo., as governed by the Competitive Safeguards set forth in Appendix G to PECO's 1998 Electric Restructuring Settlement at Docket No. R-00973953, are hereby made, namely, that: (1) the Commission possesses sufficient regulatory authority, resources and access to books and records of PECO Energy Company and any relevant associate, affiliate or subsidiary company to exercise its duties under Section 32(k); and (2) the purchase by PECO Energy Company of energy and capacity from an affiliated Exempt Wholesale Generator, GenCo., will benefit customers, does not violate Pennsylvania law, would not provide the Exempt Wholesale Generator, GenCo. an unfair competitive advantage, and is in the public interest.

          8. That PECO Energy Company shall file on one (1) day's notice tariff supplements in the forms attached as Appendices A and D to the Joint Petition for Settlement revising PECO Energy Company's current Distribution Tariff and Supplier Coordination Tariffs, respectively.

          9. That the Agreement between PECO Energy Company and the National Railroad Passenger Corporation granting the National Railroad Passenger Corporation an option to execute a lump-sum buy-out of its Transition Charges, as set forth in Appendix F to the Joint Petition for Settlement, is approved.

          10. That the rights and options granted to the City of Philadelphia under its existing Rule 4.6 Contract between the City of Philadelphia and PECO Energy Company, as set forth in Appendix G to the Joint Petition for Settlement, is approved.

          11. That, except as expressly modified by the terms of the Joint Petition for Settlement, the terms and conditions of PECO Energy Company's

1998 Electric Restructuring Settlement, approved by the Commission by Order entered May 14, 1998. at Docket No. R-00973953, remain in full force and effect.

          12. That all other approvals necessary for the proposed PECO Energy Company corporate restructuring and merger with Unicom Corporation, including but not limited to, those granted in this Order, are granted.

          13. That, upon acceptance and approval by the Commission of the tariff supplements filed by PECO Energy Company, consistent with this Order, the record in this proceeding shall be marked closed.

                                        BY THE COMMISSION


                                        James J. McNulty
                                        Secretary

(SEAL)

ORDER ADOPTED:  June 22, 2000

ORDER ENTERED:   June 22, 2000

                    PENNSYLVANIA PUBLIC UTILITY COMMISSION
                      Harrisburg, Pennsylvania 17105-3265

PECO Energy Company/                                      PUBLIC MEETING
Unicom Corporation Merger                                 June 22, 2000
                                                          JUN-2000-OSA-0195*
                                                          A-00110550F0147

                 STATEMENT OF COMMISSIONER NORA MEAD BROWNELL
                 --------------------------------------------

     I am voting to approve the proposed merger of PECO Energy Company and Unicom Corporation today. I am able to support this merger and the associated corporate restructuring in part because provisions of this settlement are supportive to the developing competitive market, and support renewable and distributed generation facilities.

     Several provisions of the settlement directly increase the competitiveness of the generation market. Specifically, PECO will provide 600MW of installed capacity (ICAP) for three years on a first-come/first-served basis to licensed suppliers, providing them with capacity and price certainty. The agreement provides enough installed capacity to allow over 50,000 new Philadelphia-area customers to participate in the competitive market. The lack of available ICAP at reasonable prices has been one of the biggest hindrances in the development of the competitive market to date.

     ISO New England (ISO-NE) recently petitioned the Federal Energy Regulatory Commission to terminate its ICAP markets. Although ICAP was designed as a way to send price signals for long term generation investment decisions, ISO-NE found, instead, that the market was heavily gamed, resulting in frequent price spikes, unusual market behavior and the need for market intervention by the ISO. Thus, ISO-NE has concluded that the ICAP market has outlived its usefulness and is a barrier to competition. While there are some market structure differences between ISO-NE and PJM, I have concerns that similar affects are occurring here and that the usefulness of ICAP in our market should be reexamined.

     This settlement provides significant improvements in the terms, procedures and investment for new renewable and distributed generation facilities to interconnect to PECO's facilities. The renewable provisions provide a clean and safe source of generation that previously was barely available in the market, improves customer product choices, are likely to reduce the price of such products, and make interconnection and net metering much simpler and less costly. Customers have clearly spoken that they are interested in distributed generation.

     In addition, the Settlement offers several other beneficial provisions that are important to provide for an equal playing field. These include:

     . Retail electric distribution rates will be reduce by a total of $200 million over four years;

     .    retail transmission and distribution charges will be capped;

     . a commitment to a Quality of Service Plan designed to provide higher levels of reliability and customer service;

     . provision of $1.3 million per year for 2001 and 2002 to the county fuel fund agencies;

     .    increase the level of participation in its CAP Rate Program;

     .    financial support for developing wind and solar power;

     . provide electric generation supplies with customer information in a timely fashion;

     . not marketing, advertising or promoting its Provider of Last Resort service until January 1, 2004;

     . reconcile transition charge revenues for commercial and industrial account thereby minimizing volatility of the charges;

     . providing large industrial customers with a one-time option to switch to a competitive supplier;

     . modification of the Competitive Default Supply provisions of the restructuring settlement to improve the opportunity for successful competitive bidding.

     . and, maintaining at least current levels of charitable and civic giving, and economic and community development contributions.

     I am pleased that provisions of this settlement are supportive to the developing competitive market, and support renewable and distributed generation facilities. This Settlement provides an example of workable means to directly increase the competitiveness of the generation market.



DATED: _____________________                      ____________________________
                                                  Nora Mead Brownell
                                                  Commissioner